                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

For the month of: March 2001                    Commission File Number: 1-12384


                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                        CALGARY, ALBERTA, CANADA, T2P 2V5


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F                                          Form 40-F     X
                   --------                                           -------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes                                                No            X
                   --------                                           -------


If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

         N/A

                                  EXHIBIT INDEX


  Exhibit                          Description of Exhibit
-------------------------------------------------------------------------------
Exhibit 1               President's Letter to Shareholders dated March 15,
                        2001, Notice of Meeting and Management Proxy Circular,
                        dated February 28, 2001

Exhibit 2               Form of Proxy

Exhibit 3               Policy 41 Return Card

                                    EXHIBIT 1

[GRAPHIC OF SUNCOR ENERGY LOGO]

                                                               RICHARD L. GEORGE
                                           President and Chief Executive Officer

March 15, 2001

Dear Suncor Shareholder:

You are invited to attend the annual meeting of shareholders of Suncor Energy Inc. to be held at the Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta, on Wednesday, April 18, 2001, at 10:30 a.m.

Enclosed with this letter are Suncor's 2000 annual report, notice of meeting, management proxy circular and a form of proxy. These materials describe the business to be dealt with at the meeting, and provide you with additional information about Suncor and its directors and executive officers.

We look forward to and welcome your attendance at the meeting. However, if you are unable to attend, you can be represented by proxy to ensure that your shares are voted according to your wishes. If you hold your shares in the name of a nominee, such as your brokerage firm, or if you are a registered holder but are unable to attend, or are able to attend but wish to provide your voting instructions in advance, please complete, date and sign the form of proxy and return it in the envelope provided. Arrangements have been made for Computershare Trust Company of Canada, Suncor's transfer agent, to count and tabulate proxies in such a manner as to preserve confidentiality of individual shareholder votes. Under those arrangements, proxies will not be reviewed by Suncor's management, except where they contain a written comment clearly intended for management, in the event of a proxy contest or proxy validation issue, or as necessary to meet legal requirements.

Following the meeting, you will have an opportunity to meet Suncor's directors and executives. I look forward to seeing you there.

Yours truly,

"RICHARD L. GEORGE"

Richard L. George
President and Chief Executive Officer

                        [GRAPHIC OF SUNCOR ENERGY LOGO]

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

     The Annual General Meeting of Shareholders of Suncor Energy Inc. (the "Corporation") will be held in the Crystal Ball Room, at the Palliser Hotel, 133
- 9th Avenue S.W., Calgary, Alberta, on Wednesday, April 18, 2001, at 10:30 a.m. local time for the following purposes:

     (a) to receive the Annual Report and the financial statements for the year ended December 31, 2000 and the report of the auditors thereon;

     (b)  to elect directors;

     (c)  to appoint the auditors; and

     (d) to transact such other business as may properly come before the meeting or any adjournment thereof.

     Further particulars of the above matters are set out in the attached Management Proxy Circular.

     Shareholders who are unable to attend the meeting in person are requested to sign and date the enclosed form of proxy and return it in the envelope provided for use at the meeting and any adjournment thereof.




                                             By Order of the Board of Directors

                                             "TERRENCE J. HOPWOOD"

                                              Terrence J. Hopwood
Calgary, Alberta                              Vice President, General Counsel
February 28, 2001                             and Secretary

                         [GRAPHIC OF SUNCOR ENERGY LOGO]

                            MANAGEMENT PROXY CIRCULAR
                             SOLICITATION OF PROXIES

     THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF SUNCOR ENERGY INC. ("SUNCOR" OR THE "COMPANY") OF PROXIES (HEREIN COLLECTIVELY "PROXY" OR "PROXIES") TO BE USED AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF SUNCOR (THE "MEETING") TO BE HELD IN THE CRYSTAL BALLROOM, PALLISER HOTEL, 133 - 9TH AVENUE S.W., CALGARY, ALBERTA, ON WEDNESDAY, APRIL 18, 2001, AT 10:30 A.M. LOCAL TIME FOR THE PURPOSES INDICATED IN THE NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means of communication by regular employees of Suncor. The cost of solicitation will be borne by Suncor. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Common Shares of Suncor ("Common Shares") and normal handling charges will be paid for such forwarding services. The record date to determine the shareholders entitled to receive notice of the Meeting is February 28, 2001 (the "Record Date").


                  APPOINTMENT, VOTING AND REVOCATION OF PROXIES

APPOINTMENT

     ANY SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY TO ATTEND AND TO VOTE AND ACT FOR AND ON BEHALF OF SUCH PERSON AT THE MEETING. IN ORDER TO DO SO THE SHAREHOLDER MAY INSERT THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY, OR MAY USE ANOTHER APPROPRIATE FORM OF PROXY. All proxies must be deposited with Suncor's transfer agent, Computershare Trust Company of Canada, 600, 530 Eighth Avenue S.W., Calgary, Alberta, T2P 3S8, at any time up to 4:30 p.m. on the last day (excluding Saturdays, Sundays and holidays) preceding the day of the Meeting.

VOTING

     The shares represented by any properly executed proxy in the accompanying form will be voted or withheld from voting, in accordance with the instructions of the shareholder, on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the shares will be voted accordingly. IN THE ABSENCE OF INSTRUCTIONS, SHARES WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS NAMED HEREIN AND FOR THE REAPPOINTMENT OF THE AUDITORS, ALL AS MORE PARTICULARLY DESCRIBED UNDER THE RELEVANT SECTIONS OF THIS CIRCULAR.

     THE ACCOMPANYING FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY ON THE PERSONS NAMED IN IT WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. The management of Suncor is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.

REVOCATION

     In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing and deposited either at the registered office of Suncor, 112 - 4th Avenue S.W., Box 38, Calgary, Alberta, T2P 2V5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof.


                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     Holders of record of Common Shares as at the close of business on February 28, 2001 are entitled to one vote for each whole Common Share so held, except to the extent that subsequent transferees become entitled to vote by complying with the requirements of subsection 138(2) of the CANADA BUSINESS CORPORATIONS ACT. As of February 28, 2001 there were 222,186,278 Common Shares issued and outstanding. Suncor has no other class or series of voting shares outstanding.

     As of February 28, 2001, there is no person who, to the knowledge of the directors and officers of Suncor, beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares.


                              ELECTION OF DIRECTORS

     Suncor's Articles stipulate that there shall be not more than fifteen nor fewer than eight directors. There are currently twelve directors. In accordance with the Company's By-laws, the Board of Directors has determined that eleven directors will be elected at the Meeting. Mr. Michael Koerner, Suncor's longest serving director, will be retiring at the close of meeting. In recognition of his twenty-three years of service on Suncor's Board, Mr. Koerner received the honorary designation of Director Emeritus in 2000.

     Suncor notes with sadness the sudden passing of Mr. Bill Rutherford, a director with thirteen years of service on Suncor's Board. Mr. Rutherford's wealth of experience and knowledge will be missed by all of his colleagues at Suncor. At the time of his death, Mr. Rutherford was Chairman of the Human Resources and Compensation Committee and a member of the Environment, Health and Safety Committee.

     Suncor's management will propose at the Meeting that the eleven nominees named herein be elected directors. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

     Unless it is specified in a proxy that the Common Shares it represents shall be withheld from voting in the election of directors, the persons named in the accompanying form of proxy intend to vote for the election of the nominees whose names appear in the table below.

     The Board of Directors is required to have an Audit Committee. The Board of Directors also has a Board Policy, Strategy Review and Governance Committee, a Human Resources and Compensation Committee, and an Environment, Health and Safety Committee. For details of the membership and mandates of these committees, see the notes to the table below, "Report on Executive Compensation" and "Statement of Corporate Governance Practices".

     Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the accompanying proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies that the Common Shares are to be withheld from voting in the election of directors.

     Information for each person proposed to be nominated for election as a director is as follows:

                                                                                       Voting Securities of
                                                           Principal occupation         Suncor beneficially
                                                            or employment, and          owned or over which
                                                            major positions and        control or direction
 Name and Municipality of        Periods of Service         offices in the last         is exercised as at
         Residence                  as a Director               five years             February 28, 2001(1)
----------------------------     --------------------      ----------------------     ------------------------
Mel Benson(2)                    April 19, 2000 to         Management Services        1,000 Common Shares
Calgary, Alberta                 Present                   Consultant
                                                                                      365.03 Deferred Share
                                                                                      Units(3)

Brian A. Canfield(2)(4)          November 10, 1995         Chairman, TELUS            8,052 Common Shares
Point Roberts, Washington        to Present                Corporation (a
                                                           telecommunications         2,669.77 Deferred
                                                           company)                   Share Units(3)

Bryan P. Davies(5)               January 28, 1991          Senior Vice                6,200 Common Shares
Etobicoke, Ontario               to April 23, 1996         President,
                                                           Regulatory Affairs,        364.26 Deferred Share
                                 April 19, 2000 to         Royal Bank of Canada       Units(3)
                                 Present                   (a chartered banking
                                                           institution)

John T. Ferguson(5)(6)           November 10, 1995         Chairman, Princeton        8,310 Common Shares
Edmonton, Alberta                to Present                Developments Ltd.
                                                           (a real estate             1,323.84 Deferred
                                                           development                Share Units(3)
                                                           company), Chairman
                                                           and Director,
                                                           TransAlta Utilities
                                                           Corporation (an
                                                           electric utility
                                                           company)

Richard L. George(6)             February 1, 1991          President and Chief        94,262 Common Shares
Calgary, Alberta                 to Present                Executive Officer,
                                                           Suncor Energy Inc.(7)

Poul Hansen(2)(5)                April 23, 1996 to         Chairman and General       6,826 Common Shares
Vancouver, British Columbia      Present                   Manager, Sperling
                                                           Hansen Associates
                                                           Inc. (an
                                                           environmental
                                                           engineering
                                                           consulting company)


                                                                             3

                                                                                       Voting Securities of
                                                           Principal occupation         Suncor beneficially
                                                            or employment, and          owned or over which
                                                            major positions and        control or direction
 Name and Municipality of        Periods of Service         offices in the last         is exercised as at
         Residence                  as a Director               five years             February 28, 2001(1)
----------------------------     --------------------      ----------------------     ------------------------
John R. Huff(4)(6)               January 30, 1998          Chairman and Chief         10,273 Common Shares
Houston, Texas                   to Present                Executive Officer,
                                                           Oceaneering                2,811.03 Deferred
                                                           International, Inc.        Share Units(3)
                                                           (an oilfield
                                                           services company)

Robert W. Korthals(2)(5)         April 23, 1996 to         Corporate Director         8,000 Common Shares
Toronto, Ontario                 Present
                                                                                      1,854.06 Deferred
                                                                                      Share Units(3)

M. Ann McCaig(2)(5)              October 1, 1995 to        President, VPI             5,120 Common Shares
Calgary, Alberta                 Present                   Investments Ltd. (a
                                                           private investment         3,065.22 Deferred
                                                           holding company)           Share Units(3)

JR Shaw(5)(6)                    January 30, 1998          Executive Chair of         37,000 Common Shares
Calgary, Alberta                 to Present                the Board, Shaw
                                                           Communications Inc.        2,862.71 Deferred
                                                           (a diversified             Share Units(3)
                                                           communications
                                                           company)

W. Robert Wyman(4)(6)            November 25, 1987         Chairman of the            32,400 Common Shares
West Vancouver, British          to Present                Board of Directors
Columbia                                                   of Suncor Energy Inc.      4,106.05 Deferred
                                                                                      Share Units(3)

-------------------------
(1) The information relating to holdings of Common Shares, not being within the knowledge of Suncor, has been furnished by the respective nominees individually. Where a nominee holds a fractional Common Share, the holdings reported have been rounded down to the nearest whole Common Share. Certain of the Common Shares held by Mr. Hansen are held jointly with his spouse. The number of Common Shares held by Mr. George includes 82,486 Common Shares over which he exercises control or direction but which are beneficially owned by members of his family. 400 Common Shares held by Mr. Benson are beneficially owned by his spouse, but he exercises control or direction over such shares.

(2)  Member of the Environment, Health and Safety Committee.

(3) Deferred Share Units (DSU's) are not securities but are included in this table for informational purposes. See "Compensation of Directors" for a description of DSU's.

(4)  Member of the Human Resources and Compensation Committee.

(5)  Member of the Audit Committee.

(6)  Member of the Board Policy, Strategy Review and Governance Committee.

(7) Mr. George is also the President and a director of Sunoco Inc. ("Sunoco"), Suncor's refining and marketing subsidiary, and a director Suncor Energy Marketing Inc., Suncor's crude oil marketing subsidiary.

Each of the nominees has been engaged in the principal occupation indicated above for the past five years, except for: Mr. Benson, who from 1996 to 2000 was the Senior Operations Advisor, African Development, Exxon Co. International; Mr. Canfield, who in 1998 was Chairman, BC TELECOM Inc. and BC TEL, and who from 1993 to 1997 was Chief Executive Officer and Chairman, BC TELECOM Inc. and BC TEL; Mr. Davies, who in 1999 and prior thereto was Senior Vice President, Corporate Affairs, Royal Bank of Canada; Mr. Ferguson, who from 1996 to 1998 was also Chief Executive Officer, Princeton Developments Ltd., in addition to his current position as Chairman, Princeton Developments Ltd.; Mr. Huff, who in 1998 and prior thereto was also President, Oceaneering International, Inc., in addition to his current position as Chairman and Chief Executive Officer, Oceaneering International, Inc.; Mr. Shaw, who in 1998 and prior thereto was Chairman and Chief Executive Officer of Shaw Communications Inc.; and Mr. Wyman, who in 1999 and prior thereto was Vice Chairman of the Board of Directors of Fletcher Challenge Canada Limited.


                            COMPENSATION OF DIRECTORS

     Directors, other than Richard L. George, Suncor's President and Chief Executive Officer, receive compensation from Suncor for services in their capacity as directors. The Chairman of the Board is paid an annual retainer of $130,000 and all other directors are paid an annual retainer of $24,000, prorated in each case for the period served. Directors also receive a per meeting fee of $1,200 for attendance at Board or Board committee meetings and are reimbursed for long distance travel to attend such meetings. Committee chairs receive an additional $4,000 annually.

     The Company's Executive Stock Plan (the "ESP"), described in more detail under the heading, "Report on Executive Compensation", provides for the automatic grant of options to purchase Common Shares and awards of Limited Appreciation Rights ("LARs") to Directors who are not employees of Suncor ("Non-Employee Directors"). Each Non-Employee Director elected or appointed to the Board of Directors for the first time receives an initial grant of options to purchase 4,000 Common Shares and 4,000 LARs, and each Non-Employee Director receives an annual non-discretionary grant of options to purchase 4,000 Common Shares and 4,000 LARs, on the date of the first Board of Directors meeting following each annual meeting of the Company's shareholders.

     Options granted to Non-Employee Directors are exercisable immediately and expire ten years from the date of grant. The exercise price of the options is equal to the market price of the Common Shares at the time of the grant. LARs granted to Non-Employee Directors are on the terms described under the heading "Termination Contracts and Change of Control Arrangements".

     The ESP includes provisions which allow for the exercise of a Non-Employee Director's options for a limited period of time after the date the option holder ceases to be a director of Suncor. However, all LARs held by a Non-Employee Director immediately terminate upon cessation of such person's directorship.

     The ESP also provides for the payment of a fixed percentage of Directors' annual retainers in Common Shares. These provisions may be activated by the Board of Directors. As of February 28, 2001, these provisions had not been activated.

     Effective January 1, 1999, the Board of Directors adopted a Directors' Deferred Share Unit Plan (the "DSU Plan") which permits the Non-Employee Directors (collectively the "Participants"), to receive one-half or all of their Board Compensation in the form of deferred share units ("DSUs"). For purposes of the DSU Plan, Board Compensation means all cash compensation paid by the Company in a financial year to a Non-Employee Director for service on the Board, including the annual retainer, additional annual fee paid to chair a committee of the

Board, and fees for attendance at meetings of the Board or meetings of a committee of the Board. The number of DSUs to be credited to a Participant's account on each payment date is calculated by dividing the dollar amount of the portion of the Board Compensation which the Participant has elected to receive as DSUs, by the market value of a Common Share on the payment date. On each dividend payment date for Common Shares, Participants holding DSUs receive an additional number of DSUs equivalent to the number of Common Shares that could have been acquired on that date by notional dividend reinvestment. A Participant's DSUs will be paid out after such Participant ceases to be a director, on a date elected by the Participant prior to December of the year following cessation of the Participant's directorship. The payout will be a cash amount calculated by multiplying the number of DSUs in the Participant's account by the then market value of a Common Share. The recommended level of share ownership including DSUs for non-employee directors is $150,000 worth of Suncor Common Shares.

     Sperling Hansen Associates Inc., a company of which Mr. Hansen is Chairman and General Manager, received fees for services on behalf of Suncor during 2000. However, the amount of these fees (less than $6,000) is not considered material either to Sperling Hansen Associates Inc. or to Suncor.


                        REPORT ON EXECUTIVE COMPENSATION

COMPOSITION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

     During 2000, B.A. Canfield, M.M. Koerner, J.R. Huff, B.N. Rutherford and W.R. Wyman served as members of the Human Resources and Compensation Committee (the "HRC"). Mr. Rutherford served as Chairman. Due to Mr. Rutherford's illness during November of 2000, Mr. Wyman served as acting Chairman in his absence.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

     The HRC's principal mandate is to evaluate annually the performance of the Chief Executive Officer and to review his evaluation of the performance of other executive officers; to recommend to the Board of Directors the compensation for the Chief Executive Officer; and to review the recommendations of the Chief Executive Officer for the compensation of other executive officers. The HRC also reviews the compensation policies for all employees as well as the Company's human resources development and succession plans, and performance evaluation programs.

EXECUTIVE COMPENSATION

     The Company's executive compensation program is comprised of three components: base salary, annual incentives and long term incentives. Together, these components form a comprehensive strategy for achieving the following objectives:

-    to attract and retain highly qualified management,
-    to align management compensation with shareholders' interests,
- to motivate performance by linking incentive compensation to the achievement of business objectives and financial performance,
- to encourage retention of key people for the succession of Suncor management.

     The total compensation mix is structured to place a significant portion of the executives' compensation at risk, based on individual, business unit and corporate performance, as well as market practice.

     For Suncor's executive officers, including the executives listed in the Summary Compensation Table (the "Named Executive Officers"), base salary is targeted at the 50th percentile, and annual and long term incentives are targeted at the 65th percentile of remuneration paid by a comparative group of autonomous Canadian companies (the "Comparator Group") to executives in comparable positions. The Comparator Group companies compete with Suncor for executive talent, operate in similar business environments and are of similar size, scope and complexity. Independent compensation consultants provide the survey data on which these guidelines are based and applied.

EXECUTIVE COMPENSATION COMPONENTS

     BASE SALARY. Salary is recognition for discharging job responsibilities and reflects the executive's performance over time. Individual salary adjustments take into account performance contributions for the year and reflect sustained performance contributions over a number of years.

     ANNUAL INCENTIVE PLAN. The Company's Management Incentive Plan ("MIP") provides executive officers and other senior management of the Company with the opportunity to earn annual incentive awards based on the achievement of pre-established annual corporate, business unit and individual performance objectives. Awards for corporate executives are based on Suncor's overall performance. Awards for the business unit executives are based on a combination of the performance of Suncor and their respective business unit.

     LONG TERM INCENTIVES. Suncor's Named Executive Officers participate in two long-term incentive programs: the Executive Stock Plan ("ESP") and the Special Performance Incentive Plan ("SPIP").

     The ESP was established in 1992 and is designed to reward eligible executives and senior managers in relation to increases in Common Share performance. The plan promotes ownership perspectives, encourages the retention of key employees and provides an incentive to enhance shareholder value by furthering the growth and profitability of Suncor. ESP awards vary according to the position and salary level of the plan participant.

     Awards under the ESP are administered by the HRC. The plan provides for the grant of options for Common Shares, as well as limited appreciation rights ("LARs") and stock appreciation rights ("SARs"), either with options or standing alone. The ESP also provides for awards of Common Shares, performance units and performance or bonus shares, and other share based awards not inconsistent with the terms of the ESP.

     To date, the Board of Directors has followed a practice of awarding only options for Common Shares and LARs under the ESP. A maximum of 13,800,000(1) Common Shares, 800,000(2) of which are specifically reserved for Directors (See "Compensation of Directors"), have been authorized for issuance under the ESP since its inception. Of these Shares 3,990,100 remain available for future option grants and other ESP awards.

-------------------------
(1) In 2000, Suncor amended its Articles to divide its issued and outstanding Common Shares on a two-for-one basis (the "Stock Split"). As a result of the Stock Split, the historical aggregate number of Common Shares reserved under the ESP was doubled from 6,900,000 to 13,800,000.

(2)  Adjusted to reflect the Stock Split.

     The SPIP was established in 1997 for senior executives of the Company. The SPIP rewards participants for superior execution of the Company's long-range business plans, as reflected in total shareholder return through share price appreciation, including dividends. It is also designed to assist in the retention of senior executives.

     Senior executives of the Company ("Participants"), including the Named Executive Officers, were awarded special performance units under the SPIP in April 1997. Details of awards to Named Executive Officers during 2000 are provided in the table on page 12.

EXECUTIVE SHARE OWNERSHIP GUIDELINES

     The recommended level of share ownership including DSUs for the Chief Executive Officer, to be achieved by April 1, 2002, is Common Share holdings with an aggregate value of four times base salary. For the remaining executives, the guideline is two times base salary.

COMPENSATION OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

     The HRC assesses the overall performance and compensation of Mr. George, the President and Chief Executive Officer, on the basis of his sustained performance over time in meeting the following key accountabilities of his office:

- positioning Suncor in existing and potential related business areas to enhance earnings,

- increasing earnings and cash flow through the judicious expansion of Suncor by development, acquisition or merger,

-    optimizing the return on assets employed,

-    communicating the goals and key values of Suncor to its stakeholders,

- ensuring that Suncor has a sound financial structure in place to capitalize on growth and diversification opportunities, and

- continually improving personal and subordinate effectiveness to assure competent management development and succession.

     Mr. George's 2000 annual incentive of $610,000 recognizes performance against his key accountabilities. He effectively managed Suncor's financial performance as evidenced by the record revenue, earnings and cash flow generated by the company. He continued his commitment to environmental issues as demonstrated by Suncor's commitment to spend $100 million over the next five years in commercially viable alternative and renewable energy projects, and the company's role as a founding partner (along with the Pembina Institute for Appropriate Development) in establishing the Clean Air Renewable Energy (CARE) Coalition. Mr. George has continued to maintain his commitment to communicating internally with employees, and externally with media, the financial community, and other stakeholders. He continues to emphasize the importance of workforce diversity, leadership development, succession planning, and a committed and motivated workforce.

     Mr. George's effective leadership was also demonstrated by the following:

- Suncor experienced record earnings of $377 million during 2000, as well as record cash flow from operations of $958 million. The company benefited from strong commodity prices as well as strong demand for its products.

- Overall company production was 141,100 barrels of oil equivalent per day, and as of December 31, 2000, the company's stock price reflected a twelve month increase of 27%.

- Despite increased costs Project Millennium remains on track for commissioning during 2001. This major project is expected to increase Suncor's oil sands production capacity to 225,000 barrels per day in 2002.

- Oil Sands achieved record production for the eighth consecutive year. Production was marginally below target levels due to a production interruption in December 2000. A one-month production record of 123,600 barrels per day was established in September 2000.

- Natural Gas completed its strategic review and restructuring of the business, as well as the divestment of non-core assets, which contributed $314 million to the company's net cash flow. Significant progress was also made in reducing the group's cost structure.

- Sunoco produced record profits of $81 million by increasing sales volume approximately 6% and capturing additional market share. Strong margins in both the retail and refining areas helped Sunoco achieve these results.

- Suncor announced plans to resolve operational issues at the Stuart oil shale demonstration project. The next stage of development has been put on hold until these operational issues and concerns about environmental and social impacts are satisfactorily addressed.

- Mr. George reorganized his executive team effective January 1, 2000 to position the company for continued growth and to build the experience of his senior management team.

- For the second year in a row, Suncor was included in the Dow Jones Sustainability Group Index, a global stock index that tracks the performance of leading sustainability companies.

     This report is furnished by the members of the Human Resources and Compensation Committee:

                           W.R. Wyman, Acting Chairman
                           B.A. Canfield
                           J.R. Huff
                           M.M. Koerner


                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table provides a summary of compensation earned by the Chief Executive Officer and the five other most highly compensated executive officers. Mr. Ryley has been included in this report as the total of his salary and bonus for 2000 is comparable to that of Mr. Byler.

                           SUMMARY COMPENSATION TABLE

                                                                          Long-Term
                                                                         Compensation
                                        Annual Compensation                 Awards
                                ------------------------------------     -------------
                                                                          Securities
                                                           Other            Under
    Name and                                               Annual        Options/SARs       All Other
   Principal                    Salary      Bonus(1)    Compensation(2)    Granted      Compensation(3)(4)
  Position(5)         Year       ($)          ($)           ($)              (#)              ($)
-----------------     ----      -------     --------    ---------------  -------------  ------------------
R.L. GEORGE           2000      686,769     610,000          -              80,000            49,320
President and         1999      608,961     450,000          -              97,800            48,030
Chief Executive       1998      537,126     400,000          -              75,000            41,189
Officer

M.M. ASHAR            2000      346,231     200,000          -              36,000            24,603
Executive Vice        1999      324,231     190,000          -              42,600            23,944
President,            1998      300,000     160,000          -              30,000            21,969
Oil Sands

M.W. O'BRIEN          2000      339,961     210,000       49,028            32,000            19,860
Executive Vice        1999      328,423     150,000        2,700            42,600            22,096
President,            1998      316,782     160,000       13,955            30,000            21,566
Corporate
Development and
Chief Financial
Officer

B.D. STEWART          2000      330,000     175,000          -              24,000            24,180
Executive             1999      328,423      60,000          -              42,600            26,007
Vice President,       1998      316,782     112,000          -              30,000            23,308
In-Situ and
International
Oil

D.W. BYLER            2000      279,892     180,000          -              24,000            21,560
Executive Vice        1999      250,108      90,000          -              28,400            19,917
President,            1998      237,586      90,000        5,490            20,600            18,812
Natural Gas

T.L. RYLEY            2000      279,683     180,000       56,087            20,000            17,705
Executive Vice        1999      194,667      65,000          -              17,000            13,405
President,            1998      189,369      60,000          -              12,400            13,757
Sunoco

-------------------------
(1) Bonus awards are paid in cash in the year following the year in which they are earned. Amounts paid under the Management Incentive Plan in 2001 in respect of services in 2000 are included.

(2) Amounts reported as Other Annual Compensation include incidental resettlement amounts provided to all employees relocated at Suncor's request, imputed interest on mortgage loans and reimbursement of taxes on these amounts.

(3) Represents Suncor contributions to the Suncor Savings Plan and Personal Retirement Account on behalf of the Named Executive Officer. Suncor contributes up to 5.5% of employee basic earnings to the Savings Plan on a matching basis. Suncor also makes contributions to Personal Retirement Accounts for all employees, including Named Executive Officers, of 1% of basic earnings, plus up to an additional 1.5% percent of basic earnings on a 50% matching basis, subject to maximum contribution levels.

(4) Suncor employees, including Named Executive Officers, making current contributions to the Suncor Savings Plan earn up to 2% of their employee basic earnings as credits. These credits may be used to purchase additional group medical, dental, health and insurance benefits on the same terms as are available to all salaried employees of Suncor, or the credits may be taken as additional compensation. Credits taken by the Named Executive Officers as additional compensation have been included in the total.

(5) Effective January 1, 2000, Mr. Stewart was appointed Executive Vice President, In-Situ and International Oil; Mr. O'Brien was appointed Executive Vice President, Corporate Development and Chief Financial Officer; Mr. Byler was appointed Executive Vice President, Natural Gas (formerly Exploration and Production); and Mr. Ryley was appointed Executive Vice President, Sunoco. The positions of Mr. George and
     Mr. Ashar remain unchanged.

OPTIONS

     For details of the 2000 grants of options to the Named Executive Officers and the fiscal year-end option values, see the following tables. The Company's Executive Stock Plan also provides for the issuance of SARs. However, no SARs were issued during the 2000 fiscal year or were outstanding as of December 31, 2000.

       OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FISCAL YEAR(1)

                                          Individual Grants
                        -------------------------------------------------------      Market Value
                                                % of Total                           of Securities
                           Securities          Options/SARs                           Underlying
                             Under              Granted to                           Options/SARs
                          Options/SARs         Employees in       Exercise or         on Date of
                           Granted(2)         Fiscal Year(3)       Base Price            Grant
       Name                   (#)                  (%)            ($/Security)       ($/Security)         Expiration Date
--------------------    -----------------    -----------------    -------------     ----------------     -------------------
R.L. GEORGE                  80,000                9.26              31.38               31.38            February 1, 2010

M.M. ASHAR                   36,000                4.16              31.38               31.38            February 1, 2010

M.W. O'BRIEN                 32,000                3.70              31.38               31.38            February 1, 2010

B.D. STEWART                 24,000                2.78              31.38               31.38            February 1, 2010

D.W. BYLER                   24,000                2.78              31.38               31.38            February 1, 2010

T.L. RYLEY                   20,000                2.31              31.38               31.38            February 1, 2010

-------------------------
(1) Option grants for Common Shares were awarded on February 1, 2000. The first 1/3 of the award is exercisable on and after January 1, 2001, the second 1/3 on and after January 1, 2002, and the final 1/3 on and after January 1, 2003. In the event of a change of control or after the occurrence of certain specified corporate changes any outstanding options which are not then exercisable automatically become exercisable.

(2) LARs have been granted to certain executives of Suncor, including all Named Executive Officers. Each recipient of LARs, including the Named Executive Officers, received one LAR for each option granted. LARs become exercisable only in the event of a change of control transaction. See "Termination Contracts and Change of Control Arrangements" for further information regarding the LARs.

(3) Options granted to employees include options granted pursuant to the Executive Stock Plan and options granted pursuant to the Employee Long Term Incentive Plan.

            AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

                                                          Unexercised Options/SARs at        Value of Unexercised In-The-Money
                                                                Fiscal Year-End              Options/SARs at Fiscal Year-End(2)
                                                                      (#)                                   ($)
                                                       ----------------------------------    -----------------------------------
                     Securities        Aggregate
                    Acquired on          Value
                    Exercise(1)        Realized
     Name               (#)               ($)           Exercisable       Unexercisable       Exercisable       Unexercisable
----------------    -------------     ------------     -------------     ----------------    --------------    -----------------
R.L. GEORGE            78,788          1,987,847         337,764             170,200           7,924,927          2,074,210

M.M. ASHAR              8,000            222,880         146,960              74,400           3,615,200            899,240

M.W. O'BRIEN             -                 -             145,428              70,400           3,461,552            871,560

B.D. STEWART           90,436          2,417,589         120,840              62,400           2,720,002            816,200

D.W. BYLER             15,004            382,808          80,765              49,799           1,813,411            602,228

T.L. RYLEY             19,730            409,595          53,936              35,466           1,236,006            399,789

-------------------------
(1)  The figures shown represent Common Shares.

(2) The unexercised value is the difference between the exercise price of the option and the closing price for the Common Shares on The Toronto Stock Exchange on December 31, 2000. The closing price for the Common Shares on The Toronto Stock Exchange on December 31, 2000 was $38.30. Options are in-the-money at fiscal year-end if the market value of the underlying shares at year-end exceeds the exercise price of the options.

    LONG-TERM INCENTIVE PLANS - AWARDS IN MOST RECENTLY COMPLETED FISCAL YEAR

                                                                       Estimated Future Payouts Under
                                                                 Non-Securities Price Based Plans(1)(2)(3)
                                                                ----------------------------------------------
                          Securities,       Performance or
                           Units or          Other Period
                            Other               Until
                            Rights          Maturation or         Threshold         Target          Maximum
       Name                 (#)(1)              Payout             (#)(2)            (#)              (#)
--------------------     -------------     -----------------     ------------    -------------    ------------
D.W. BYLER(4)(5)             9,000          April 1, 1997 -           0              9,000           9,000
                                            April 1, 2002

T.L. RYLEY(4)(6)            19,286         April 1, 1997 -            0             19,286          19,286
                                            April 1, 2002

-------------------------
(1) Amounts represent Special Performance Units ("Units") and have been adjusted to reflect the impact of the two-for-one stock split which occurred on the record date of May 10, 2000. See "Report on Executive Compensation".

(2) If, at the end of the performance period (April 1, 2002) a notional investment of $100 in Suncor Common Shares on April 1, 1997 is valued at $150 or less (Threshold) no Units vest. If the notional investment is $200 or higher at the end of the performance period, then the Units are 100% vested in the amounts shown in the Maximum column. 2% of the Units vest for each dollar of notional investment value between $150 and $200.

(3) Subject to attainment of performance vesting criteria, each Unit entitles the holder to receive on April 1, 2002 or earlier in the event of a change in control of Suncor (the "Award Payout Date"), a deferred share unit ("DSU"), as each Named Executive Officer in the table has irrevocably elected an award payout in the form of DSUs. A DSU entitles a Participant to receive on a date elected by the Participant prior to December of the year following the Participant's death, retirement or termination of employment (the "Termination Date") the cash equivalent of the market value of one Common Share. After the Award Payout Date but before the Termination Date, a participant shall receive additional DSUs equivalent to the notional number of Common Shares each participant would have acquired on each Common Share dividend payment date by reinvesting the dividends in additional Common Shares.

(4) Mr. Byler was granted these units January 1, 2000 in recognition of his appointment to the position of Executive Vice President, Natural Gas. Mr. Ryley was granted these units January 1, 2000 in recognition of his appointment to the position of Executive Vice President, Sunoco.

(5) Mr. Byler now holds a total of 89,000 units subject to vesting provisions of the SPIP.

(6) Mr. Ryley now holds a total of 59,286 units subject to vesting provisions of the SPIP.

RETIREMENT ARRANGEMENTS

     The Suncor Energy Pension Plan is a registered pension plan that provides retirement income to Suncor employees, including the Named Executive Officers. Retirement income is based on a combination of a defined benefit pension payment, including an employee paid benefit feature, and a defined contribution account balance.

     In addition to the pension under the Suncor Energy Pension Plan, executive officers may receive supplemental retirement payments under the terms of the Supplemental Executive Retirement Plan ("SERP"). The SERP is a non-registered, non-funded supplemental retirement arrangement.

     The following table represents an estimate of the combined retirement income entitlement of an executive officer from the SERP and the Suncor Energy Pension Plan at the levels of remuneration and the years of service shown.

                         PENSION PLAN AND SERP TABLE(1)

     REMUNERATION                                             YEARS OF SERVICE
-----------------------         ------------------------------------------------------------------------------
         ($)                       5                7                 9              10-25             26
-----------------------        ----------       ----------        ----------       ----------       ----------
                                   $                $                 $                $                $
        200,000                   50,000           70,000            90,000          100,000          103,000
        250,000                   62,500           87,500           112,500          125,000          128,750
        300,000                   75,000          105,000           135,000          150,000          154,500
        350,000                   87,500          122,500           157,500          175,000          180,250
        400,000                  100,000          140,000           180,000          200,000          206,000
        500,000                  125,000          175,000           225,000          250,000          257,500
        600,000                  150,000          210,000           270,000          300,000          309,000
        700,000                  175,000          245,000           315,000          350,000          360,500
        800,000                  200,000          280,000           360,000          400,000          412,000
        850,000                  212,500          297,500           382,500          425,000          437,750
        900,000                  225,000          315,000           405,000          450,000          463,500
        950,000                  237,500          332,500           427,500          475,000          489,250
      1,000,000                  250,000          350,000           450,000          500,000          515,000
      1,050,000                  262,500          367,500           472,500          525,000          540,750
      1,100,000                  275,000          385,000           495,000          550,000          566,500
      1,150,000                  287,500          402,500           517,500          575,000          592,250
      1,200,000                  300,000          420,000           540,000          600,000          618,000
      1,350,000                  337,500          472,500           607,500          675,000          695,250

-------------------------
(1) In 2000, executive retirement benefits are calculated based on the average salary for the best consecutive 36 months of the last 180 months of continuous service plus the average of the last 3 bonuses for each executive. As of February 28, 2001 the remuneration covered by the retirement arrangement and the years of credited service (rounded to the nearest whole year) are as follows:

                                                                    Credited
              Name                        Remuneration              Service
---------------------------------        ----------------        ---------------
R.L. GEORGE                                    1,110,000               20
M.M. ASHAR                                       510,000               13
M.W. O'BRIEN                                     503,889               26
B.D. STEWART                                     442,333               10
D.W. BYLER                                       378,889               21
T.L. RYLEY                                       331,111               17

     Executive retirement income for Named Executive Officers is based on 5% of remuneration times years of executive pensionable service to a maximum of 10 years. In addition, the retirement benefit will increase by an additional 1.5% of remuneration for each year of executive pensionable service earned after the later of: July 1, 1997; the date the executive completes 25 years of credited service; the effective date of the executive's eligibility under the SERP; and the date on which the executive has earned a retirement benefit under SERP of at least 50% of remuneration. A portion of retirement income is payable by the Suncor Energy Pension Plan and a portion is payable under the SERP. Five years of executive employment are required for rights under the SERP to vest. Executive officers with less than five years of executive employment may also become eligible to receive supplemental retirement payments under the SERP in the event of a change in control, or a loss of employment upon or after the occurrence of certain specified events. SERP payments for retirement prior to age 60 will be reduced by an early retirement reduction factor. The normal form of payment on retirement, and the basis on which benefits in the above table are computed is: for married employees, joint and survivor, with 50% to the non-member surviving spouse; for single employees, for life, with 5 years guaranteed. Government of Canada payments received (Old Age Security & Canada Pension Plan) are in addition to the payments shown in the table.

TERMINATION CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

     Suncor has entered into termination contracts with each of the Named Executive Officers to compensate such individuals, based on their remuneration, in the event of any of the following: termination of employment other than for just cause; a significant adverse change in their compensation; a significant diminution in their duties or responsibilities; certain relocations; or other material adverse changes to the terms of their employment. The arrangement provides for a payment of 2.5 times annual remuneration. The arrangement also provides for cash payments in respect of certain non-vested options and Units that are cancelled under the ESP and SPIP plans, respectively, as a consequence of termination of their employment. In the case of options, the payment is calculated based on the in-the-money value of a portion of their non-vested options at the date of termination. The SPIP payment is equal to the amount payable under the SPIP on a change of control (see below), but pro rated to exclude service after the date of termination. No payments to the Named Executive Officers in respect of resignation, retirement or other termination of employment have been made, accrued or become payable in or in respect of 2000.

     Under Suncor's ESP, Suncor's Board of Directors may grant LARs in respect of any option held by or granted to a participant in the ESP, including the Named Executive Officers. LARs provide the holders thereof with an opportunity to realize the value, if any, of their options, upon occurrence of a change of control transaction affecting Suncor. In such circumstances they may otherwise be unable to exercise their options prior to completion of a change of control transaction due to securities regulatory requirements or internal Suncor policies. Each LAR is referable to a specific option and represents a right, exercisable upon completion of a change of control transaction, to receive a cash payment from Suncor, upon surrender of the related option. The cash payment is equal to the amount, if any, by which (a) the greater of (i) the highest price per Common Share paid by a person acquiring Common Shares in the change of control transaction and (ii) the highest daily trading price of the Common Shares on The Toronto Stock Exchange during the 60 day period preceding the date of the change of control transaction (daily trading price for this purpose means the average of the high and low board lot trading prices of the Common Shares on any particular day) exceeds (b) the exercise price of the option to which the LAR is related. Upon the exercise of any option, the related LAR is cancelled. LARs expire on the expiry of the related options.

     Generally, any outstanding LARs terminate and are of no further effect upon termination of employment, retirement, death or entitlement to long-term disability benefits. However, the Board of Directors has the discretion to permit the exercise of such LARs in the manner and on such terms as it may authorize.

     The following table shows the number of LARs that were granted to each of the Named Executive Officers during the most recently completed fiscal year and the total number of LARs which remained outstanding for each Named Executive Officer as of December 31, 2000.

                                       Number of LARs Granted on             Number of LARs Outstanding on
            Name                           February 1, 2000                        December 31, 2000
-----------------------------         ----------------------------         -----------------------------------
R. L. GEORGE                                    80,000                                  507,964
M.M. ASHAR                                      36,000                                  221,360
M.W. O'BRIEN                                    32,000                                  215,828
B.D. STEWART                                    24,000                                  183,240
D.W. BYLER                                      24,000                                  130,564
T.L. RYLEY                                      20,000                                   89,402

     As disclosed above in the notes to the tables entitled "Option/SAR Grants During the Most Recently Completed Fiscal Year" and "Pension Plan and SERP Table", options granted but not yet exercisable may automatically become exercisable and executive officers with less than five years of executive service may become eligible to receive supplemental retirement payments under the SERP in the event of a change in control of Suncor, after the occurrence of certain specified corporate changes, or for certain executives, after a substantial decrease in such executive's responsibilities. In addition, Suncor has entered into certain trust arrangements to fund fully its obligations under the SERP and under the termination contracts described above upon a pending change in control of Suncor.

     Under Suncor's SPIP, if a participant retires, dies or becomes eligible to receive long-term disability benefits before the end of the Performance Period, a portion of the Participant's Units (pro rated to reflect the length of the Participant's actual service during the Performance Period) will vest at the end of the Performance Period, subject to achievement of the performance vesting criteria. Units held by participants who leave the Company for any other reason before the end of the Performance Period will be cancelled. In the event of a change in control of the Company the performance vesting criteria is extrapolated to the end of the Performance Period and the corresponding number of a Participant's Units vest immediately as of the effective date of the change in control and will be paid out within 30 days thereafter in the form of cash. In addition, the Board of Directors has the discretion to accelerate vesting, or increase the percentage of Units that would otherwise vest, up to a maximum of 100% of the Units granted.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     None of the directors, executive officers or senior officers of Suncor, persons who served as directors, executive officers or senior officers at any time during 2000, and their respective associates were at any time during the year indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities or, excluding routine indebtedness, otherwise.

                                PERFORMANCE GRAPH

     The following graph shows, as of December 31 in each of 1995, 1996, 1997, 1998, 1999 and 2000, the total cumulative return, assuming the reinvestment of all dividends, of $100 invested on December 31, 1995 in each of Suncor Energy Inc. Common Shares, the TSE 300 Composite Index and the TSE Integrated Oils Index.

                         [GRAPHIC OF PERFORMANCE CHART]

                    December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                       1995(1)        1996(1)        1997(1)        1998(1)        1999(1)        2000(1)
                    ------------   ------------   ------------   ------------   ------------   ------------
Suncor Energy Inc.      $100            136            239            227            302            387

TSE 300 Index           $100            128            148            145            191            205

TSE Integrated          $100            130            193            154            201            296
Oils Index

-------------------------
(1) The year-end values of each investment shown on the graph are based on share price appreciation plus dividend reinvestment.

                       DIRECTORS' AND OFFICERS' INSURANCE

     Under policies purchased by Suncor, insurance of a maximum amount of $150 million is in effect for the directors and officers of Suncor against liability for any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty in the discharge of their duties, individually or collectively.

     The policies are subject to certain exclusions, and provide for a corporate deductible of $5 million in circumstances where Suncor is permitted by law to indemnify individual directors and officers. If Suncor is unable by law to indemnify individual directors and officers, there is no deductible. In 2000 Suncor paid premiums of approximately $20,500 in respect of directors and officers as a group. No premiums were paid by any individual director or officer.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     Suncor's Board of Directors is responsible for supervising the management of the business and affairs of Suncor. The Board of Directors' written mandate outlines its major goals and duties, which include establishing Suncor's policy direction and fundamental objectives. The Board of Directors has adopted a management control process policy which delegates to management the responsibility and authority to direct Suncor's day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Under the policy, certain matters, including the acquisition of new lines of business and significant acquisitions, divestments and long-term financings, among other things, must be approved in advance by the Board of Directors.

     The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The Board Policy, Strategy Review and Governance Committee reviews and provides advice with respect to the preliminary stages of key strategic initiatives and projects, and reviews and assesses processes relating to long range planning and budgeting. The committee assists the Board in matters pertaining to corporate values, beliefs and standards of ethical conduct, as well as corporate governance issues and Board composition and effectiveness. The Audit Committee reviews the effectiveness of the Company's financial reporting, management information and internal control systems, and of its internal and independent auditors. It also monitors financial reports, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. In addition, the Audit Committee reviews and approves Suncor's interim consolidated financial statements and, commencing in the first quarter of 2001, interim MD&A (Management's Discussion and Analysis). The Environment, Health and Safety Committee reviews the effectiveness with which the Company meets its obligations pertaining to the environment, health and safety, including the effectiveness with which management establishes and monitors compliance related policies. This committee also monitors management's performance and emerging trends and issues in these areas. The Board of Directors also has a Human Resources and Compensation Committee. For information regarding the mandate of this committee, see "Report on Executive Compensation", commencing on page 6 of this Circular. Subject to limited exceptions, these committees generally do not have decision-making authority; rather, they convey their findings and recommendations on matters falling within their respective mandates to the full Board of Directors.

     The Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills. The Board, through the Board Policy, Strategy Review and Governance Committee, reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Company.

     Additional information on Suncor's corporate governance practices is set out in Appendix A to this Circular, which summarizes the corporate governance guidelines (the "Guidelines") of The Toronto Stock Exchange, and Suncor's alignment with them.

                             APPOINTMENT OF AUDITORS

     The persons named in the accompanying form of proxy intend to vote in favour of the reappointment of PricewaterhouseCoopers LLP as auditors of Suncor, to hold office until the close of the next annual meeting.
PricewaterhouseCoopers LLP (or a predecessor firm, Coopers & Lybrand) have been auditors of Suncor for more than five years.

                                     GENERAL

     The information contained herein is given as of February 28, 2001, except as otherwise indicated. A copy of the documents set out below may be obtained without charge by any person upon request, to the Vice President, General Counsel and Secretary, Suncor Energy Inc., 112 - 4th Avenue S.W., Box 38, Calgary, Alberta, T2P 2V5, telephone (403) 269-8709:

1. Suncor's current annual report containing financial statements for the most recently completed financial year and the report of the auditors relating thereto together with any subsequent interim financial statements; and

2.   This Circular.

     In addition, persons resident in the United States may obtain a copy of Suncor's current Form 40-F and persons resident elsewhere may obtain a copy of Suncor's current Annual Information Form, together with a copy of any pertinent information incorporated by reference therein, without charge upon request to the Vice President, General Counsel and Secretary at the address noted above.

                               DIRECTORS' APPROVAL

     The contents and the sending of this Circular have been approved by the Directors of Suncor.


February 28, 2001

                                  "TERRENCE J. HOPWOOD"

                                  Terrence J. Hopwood
                                  Vice President, General Counsel and Secretary

                                   APPENDIX A

      CORPORATE GOVERNANCE                SUNCOR
           GUIDELINE                     ALIGNMENT                             COMMENTARY
--------------------------------      ---------------     -----------------------------------------------------
1.   The Board of Directors
     should explicitly assume
     responsibility for
     stewardship of the Company,
     and specifically for:

a.   adoption of a                         Yes            The Board Policy, Strategy Review and Governance
     strategic planning                                   ("Board Policy") Committee is responsible for
     process                                              assisting the Board of Directors and management by
                                                          reviewing and providing advice with respect to
                                                          the preliminary stages of key strategic
                                                          initiatives and projects, and by reviewing and
                                                          assessing processes relating to long range
                                                          planning and budgeting. Suncor's long range plan
                                                          is reviewed and approved annually by the Board
                                                          of Directors. A Board meeting principally
                                                          devoted to strategic planning is held annually.

b.   identification of                     Yes            The Board of Directors' participation in Suncor's
     principal risks,                                     strategic planning process involves consideration
     and implementing                                     of the principal risks inherent in Suncor's
     risk management                                      businesses. Risk identification and risk
     systems                                              monitoring and management system implementation are
                                                          included in the Board's major goals.

                                                          Specific risks and risk management are also
                                                          addressed by committees of the Board. For
                                                          example, the Board Policy Committee's mandate
                                                          includes providing advice with respect to the
                                                          early stages of key strategic initiatives and
                                                          projects and assessing the planning and
                                                          budgeting processes, all of which involve
                                                          consideration of risks and related management
                                                          systems. The Environment, Health and Safety ("EH
                                                          & S") Committee plays a role in reviewing
                                                          environmental, health and safety issues and
                                                          reporting to the Board of Directors on these
                                                          matters. The Audit Committee reviews financial
                                                          risk management issues and programs, including
                                                          cash management, insurance and the use of
                                                          financial derivatives.

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


      CORPORATE GOVERNANCE                SUNCOR
           GUIDELINE                     ALIGNMENT                             COMMENTARY
--------------------------------      ---------------     -----------------------------------------------------
c.   succession planning                   Yes            The Board of Directors is responsible for
     and monitoring                                       monitoring and reviewing the performance of the
     senior management                                    Chief Executive Officer ("CEO") and senior officers
                                                          and for ensuring adequate succession for their
                                                          positions. The Human Resources and Compensation
                                                          ("HRC") Committee is specifically mandated to
                                                          ensure that appropriate executive succession
                                                          planning and performance evaluation programs are
                                                          in place and that they are operating
                                                          effectively. The committee conducts an annual
                                                          review of the performance of the CEO against
                                                          predetermined goals and criteria. Senior
                                                          management performance evaluations are
                                                          undertaken annually, under the aegis of the CEO,
                                                          and the results are reviewed by the committee.
                                                          The committee also reviews and reports to the
                                                          Board of Directors on the succession plan for
                                                          senior management positions, including the
                                                          position of the CEO. In addition, succession
                                                          planning is included in the job descriptions for
                                                          senior management.

d.   communications                        Yes            The Board of Directors is specifically mandated to
     policy                                               ensure systems are in place for communications  with
                                                          Suncor's shareholders and other stakeholders.
                                                          Through Company policies, procedures and
                                                          processes, Suncor seeks to interpret its
                                                          operations for its shareholders and other
                                                          stakeholders, through a variety of channels,
                                                          including its annual reports, quarterly reports,
                                                          news releases, environmental reports, website,
                                                          briefing sessions and group meetings. The
                                                          Company encourages and provides for stakeholder
                                                          feedback, through corporate communications and
                                                          investor relations programs.

e.   integrity of                          Yes            The Board of Directors is specifically mandated to
     internal control                                     ensure processes are in place to monitor and
     and management                                       maintain the integrity of Suncor's internal control
     information systems                                  and management information systems. The Audit
                                                          Committee is specifically mandated to assist the
                                                          Board of Directors by reviewing the
                                                          effectiveness of financial reporting, management
                                                          information and internal control systems. This
                                                          function includes a review of the evaluation of
                                                          these systems by internal and external auditors,
                                                          as well as the activities, organizational
                                                          structure and qualifications of internal
                                                          auditors, and the independence of external
                                                          auditors.

      CORPORATE GOVERNANCE                SUNCOR
           GUIDELINE                     ALIGNMENT                             COMMENTARY
--------------------------------      ---------------     -----------------------------------------------------
2.   Majority of                           Yes            Suncor currently has twelve directors, and the
     directors should be                                  Board of Directors has determined that eleven
     "unrelated", and                                     directors will be elected at the Meeting. Richard
     how these                                            L. George (President and CEO) is the only director
     conclusions were                                     who is related. This conclusion was reached by a
     reached                                              review and analysis of the financial, contractual
                                                          and other relationships of each director and
                                                          their associates and affiliates, with Suncor and
                                                          its affiliates, and an assessment of the
                                                          materiality of any such relationships and the
                                                          effect, if any, on the independence of each
                                                          individual director.

3.   Appoint a Committee:

a.   responsible for the                   Yes            The Chairman of the Board works with the CEO to
     appointment and                                      plan Board composition and succession, and these
     assessment of                                        plans are reviewed by the Board Policy Committee.
     directors                                            The Board Policy Committee, meeting in the absence
                                                          of any inside (management) directors who are
                                                          members of that committee, has the mandate to
                                                          consider nominations for directors, maintain a
                                                          list of potential candidates, recommend Board
                                                          nominations to the full Board of Directors and
                                                          evaluate the performance and contribution of
                                                          directors. Mr. George is the only inside
                                                          director currently serving on the Board Policy
                                                          Committee.

b.   composed                              Yes            As noted above, Mr. George has input into Board
     exclusively of                                       composition through his role as CEO. However, as
     outside (i.e.,                                       an inside director he does not participate in the
     non-management)                                      Board Policy Committee's assessment and nomination
     directors                                            processes.

c.   the majority of                       Yes            Of the six members of the Committee, only one
     whom are unrelated                                   member (Mr. George) is a related director. He does
                                                          not participate in the Committee's Board assessment
                                                          and Board nomination processes.

4.   Implement a process                   Yes            The Board Policy Committee annually assesses and
     for assessing the                                    evaluates the performance and contribution of
     effectiveness of                                     individual members of the Board of Directors and
     the Board of                                         the effectiveness of the Board of Directors and its
     Directors, its                                       committees.
     committees and
     individual directors

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


      CORPORATE GOVERNANCE                SUNCOR
           GUIDELINE                     ALIGNMENT                             COMMENTARY
--------------------------------      ---------------     -----------------------------------------------------
5.   Provide orientation                   Yes            Suncor provides orientation and education materials
     and education                                        to new members of the Board of Directors, and
     programs for new                                     conducts a formal orientation program involving
     directors                                            meetings with senior management on key legal,
                                                          environmental, business, financial and
                                                          operational issues. Suncor's Corporate Secretary
                                                          maintains and updates a "Director's Book", a
                                                          copy of which is given to each director,
                                                          containing pertinent information relating to the
                                                          Board and the Company.

                                                          Presentations and tours at the sites of Suncor's
                                                          principal operations are provided to directors
                                                          on a periodic basis, often in conjunction with
                                                          Board meetings, for the purpose of acquainting
                                                          them with Suncor's operations and the
                                                          communities in which they are carried on.

6.   Consider size of                      Yes            The Board of Directors is specifically mandated to
     Board of Directors,                                  fix its size, subject to shareholder approval,
     and impact of the                                    where required. The Board Policy Committee is
     number on Board                                      charged with the duty of assisting the Board of
     effectiveness                                        Directors in matters pertaining to, among other
                                                          things, the organization and composition of the
                                                          Board of Directors.

                                                          There are currently twelve members of Suncor's
                                                          Board of Directors, and it is proposed that
                                                          eleven directors be elected at the Meeting. The
                                                          Board of Directors has determined an appropriate
                                                          size for Suncor's Board of Directors is in the
                                                          range of ten to fourteen directors.

7.   Review compensation                   Yes            The HRC Committee reviews and reports to the Board
     of directors in                                      of Directors on directors' compensation issues.
     light of risks and                                   The committee has developed, in consultation with
     responsibilities                                     outside advisors, guidelines for director
                                                          compensation based on, among other factors,
                                                          directors' roles and responsibilities and an
                                                          analysis of the competitive position of Suncor's
                                                          director compensation program. The Board has set
                                                          director compensation based upon recommendations
                                                          from this committee.

      CORPORATE GOVERNANCE                SUNCOR
           GUIDELINE                     ALIGNMENT                             COMMENTARY
--------------------------------      ---------------     -----------------------------------------------------
8.   Committees should                     Yes            Richard L. George (President and CEO) is a member
     generally be                                         of the Board Policy Committee (See above), and of
     composed of outside                                  the EH & S Committee.
     directors, a
     majority of whom                                     Subject to the above exceptions, all Board
     are unrelated                                        committees are comprised solely of outside and
                                                          unrelated directors.

                                                          Mr. Wyman (Chairman of the Board of Directors) is a
                                                          member of the Board Policy Committee and the HRC
                                                          Committee. While Mr. Wyman may be considered an
                                                          "officer" of the Company by virtue of his position
                                                          as Chairman, he serves as such in a non-executive
                                                          capacity. Accordingly, he is considered an
                                                          "outside" director of Suncor for the purposes of
                                                          the Guidelines.

9.   Appoint a committee                   Yes            The Board Policy Committee assists the Board of
     responsible for                                      Directors in matters pertaining to the Company's
     Suncor's approach                                    approach to governance issues, the organization and
     to corporate                                         composition of the Board of Directors, the
     governance issues                                    organization and conduct of Board meetings, and the
                                                          effectiveness of the Board of Directors in
                                                          performing and fulfilling its responsibilities.

10a  Define limits to
     management's
     responsibilities by
     developing mandates
     for:

     i.   the Board of                     Yes            The Board of Directors has developed and approved
          Directors                                       its mandate, which includes a description of its
                                                          major goals and duties. The Board of Directors
                                                          has also developed and approved a management
                                                          control process policy which sets out the
                                                          specific authority that has been delegated to
                                                          management by the Board of Directors. The Board
                                                          of Directors has plenary power and has reserved
                                                          to itself all authority not specifically
                                                          delegated.

     ii.  the Chief                        Yes            There is an accountability statement for the office
          Executive                                       of CEO which defines the main role of the position
          Officer                                         and identifies its key accountabilities, described
                                                          in more detail in the "Report on Executive
                                                          Compensation".

b.   Board of Directors                    Yes            The corporate objectives for which the CEO is
     should approve the                                   responsible are set annually by the Board of
     Chief Executive                                      Directors in consultation with the Board Policy
     Officer's corporate                                  Committee. In addition, the HRC Committee annually
     objectives                                           reviews the CEO's performance goals and criteria,
                                                          and his performance is measured against these
                                                          criteria in conjunction with compensation reviews.

      CORPORATE GOVERNANCE                SUNCOR
           GUIDELINE                     ALIGNMENT                             COMMENTARY
--------------------------------      ---------------     -----------------------------------------------------
11.  Establish                             Yes            The Chairman of the Board is independent of
     structures and                                       Suncor's management.
     procedures to
     enable the Board of                                  The Board of Directors and its committees meet
     Directors to                                         independently of management when warranted. In
     function                                             addition, in camera sessions are held at Board
     independently of                                     meetings in the absence of both management and
     management                                           inside directors.

12a  Ensure an Audit                       Yes            The mandate of Suncor's Audit Committee, described
     Committee has a                                      in general terms under "Statement of Corporate
     specifically                                         Governance Practices" of the Circular, includes the
     defined mandate and                                  following specific duties:
     direct
     communication                                        -    Enquire as to the adequacy of Suncor's
     channels with                                             system of internal controls
     internal and                                         -    Review the evaluation of internal and
     external auditors                                         financial controls by internal and external
                                                               auditors, respectively
                                                          -    review management's monitoring of compliance
                                                               with the Company's business conduct code
                                                          -    oversee the financial aspects of Suncor's
                                                               pension plan
                                                          -    review financial statements and related
                                                               disclosure documents, including related
                                                               accounting and legal developments
                                                          -    review and monitor audit functions and
                                                               findings
                                                          -    review  corporate policies and practices
                                                               relating to cash management, financial risk
                                                               management, financing, credit and taxation
                                                               related matters
                                                          -    conduct independent investigations into
                                                               any matters which come under its scope of
                                                               responsibilities

                                                          The Audit Committee has direct communication
                                                          channels with Suncor's internal and external
                                                          auditors and meets regularly with the external
                                                          auditors without presence of management.
                                                          Suncor's Director of Internal Audit reports
                                                          directly to the Audit Committee on a regular
                                                          basis.

b.   all members should                    Yes
     be non-management
     directors

13.  Implement a system                    Yes            Individual directors may engage outside advisors at
     to enable                                            Suncor's expense with the approval of the Chairman
     individual                                           of the Board of Directors, Chairman of the Board
     directors to engage                                  Policy Committee or the Board Policy Committee.
     outside advisors at
     the Company's
     expense


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